EXHIBIT 1

FOURTH QUARTER 2004

NEWS RELEASE

AND Q4 INTERIM REPORT

NEWS RELEASE & Q4 INTERIM REPORT Agrium sets new fourth quarter earnings record	05-005
Date: February 10, 2005

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the fourth quarter were $102-million ($0.71 diluted earnings per share). Net earnings for the year were $276-million ($1.91 diluted earnings per share).

“We delivered strong results in 2004. EBITDA was over $600-million; our cash position doubled from the previous year; and our revenues exceeded $3-billion. Our Retail operations achieved record EBIT and EBITDA in 2004, with revenues reaching a record $1.1-billion. Fourth quarter 2004 margins for all of our wholesale product groups increased both over the previous quarter and on a year-over-year basis,” said Mike Wilson, Agrium’s President and CEO.

“Our U.S. retail business is anticipating a good spring season based on feedback from customers. The fundamentals continue to be favorable for both our wholesale and retail operations, and we are looking forward to strong financial performance in 2005.”

“We recently announced we are redeeming $175-million in preferred securities with cash. This provides a number of financial benefits, such as reduced security charges and reduced dilution in our earnings per share, while maintaining our financial capability to pursue opportunities that add value for shareholders,” said Mr. Wilson.

KEY DEVELOPMENTS

Pricing and gross margin improved in the fourth quarter of 2004 for all three major product groups both year-over-year and as compared to the third quarter of 2004. Strong urea and other nitrogen sales more than offset a weak fall ammonia application season in North America due to weather. Average nitrogen margins reached $82 per tonne, representing an eight percent increase compared to the third quarter and a 28 percent increase over the same quarter last year. These higher margins were realized in spite of our effective gas cost increasing by $1.23 /MMBtu from the fourth quarter of 2003 to $4.54 /MMBtu for fourth quarter 2004 production. The AECO basis averaged $1.06/MMBtu for the fourth quarter and $0.86 /MMBtu for the year. Agrium’s average potash price continued to strengthen, increasing eight dollars per tonne over the third quarter, and Agrium’s fourth quarter average phosphate margins increased by seven dollars per tonne over the previous quarter.

•	Our Retail results were excellent, with total Retail EBITDA of $21-million for the quarter and $99-million for the year. Our U.S.-based retail operations delivered an eighth consecutive year of record earnings and our South American-based operations contributed $11-million in EBITDA for the year. In February, Agrium announced the acquisition of additional retail operations in Argentina, Chile and Bolivia.
•	Cash provided by operating activities was $191-million in the fourth quarter, bringing the total cash provided by operating activities to $449-million for 2004. In January, we announced the redemption of our eight percent preferred securities. In 2004, these preferred securities diluted our earnings per share by $0.11.
•	Moody’s rating agency announced this week they have affirmed the senior unsecured debt rating of Baa2 for Agrium, and raised their outlook from negative to stable due to improved financial conditions and a solid industry outlook.
•	In February, we announced plans to complete the engineering work to expand our production capability for our patented-process controlled release urea products. One of these products, ESN®, recently received two separate awards, one in Canada and one in the U.S., for best new farm technologies.

Excluding Special Items, consisting of the Kenai-related award and settlement in 2004 and the write-down of our Kenai facility in 2003, net earnings for the fourth quarter of 2004 set a new record at $75-million ($0.52 diluted earnings per share), more than double net earnings of $31-million ($0.22 diluted earnings per share) for the same period in 2003. Excluding Special Items, net earnings for the year 2004 were $224-million ($1.56 diluted earnings per share), a significant improvement over 2003 net earnings of $119-million ($0.82 diluted earnings per share).

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 9, 2005

The following Management’s Discussion and Analysis (MD&A) contained in this interim report updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s fourth quarter consolidated net earnings were $102-million, up $211-million from the $109-million net loss reported for the same quarter of 2003. Diluted earnings per share were $0.71 compared to a loss of $0.89 for the same quarter last year. While earnings continue to benefit from the tight supply and demand fertilizer market fundamentals, our fourth quarter results were improved by the recognition of liquidated damages in the quarter under the Arbitration Panel award and a $36-million gain recognized from the settlement of litigation, both related to our Kenai, Alaska nitrogen facility.

The Kenai litigation settlement resolved our long-standing dispute with Union Oil Company of California (Unocal) over obligations under the Purchase and Sales Agreement, associated Earn-out obligations and gas supply issues. The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005, with significant remedies for non-performance. Agrium intends to close the Kenai facility in November of 2005 unless alternate economic gas supplies can be obtained.

For the year, consolidated net earnings were $276-million, or $1.91 diluted earnings per share. This is a $297-million improvement over the prior year consolidated net loss of $21-million or $0.25 diluted loss per share. The 2003 year included a $140-million after-tax asset impairment on our Kenai operations, while the 2004 results included $86-million ($52-million after-tax) Kenai award and settlement. Excluding all Kenai related items in both years, net earnings would have been $224-million, or $1.56 diluted earnings per share in 2004 compared to $119-million, or $0.82 diluted earnings per share in 2003.

The growth in both quarterly and full year net earnings is largely attributed to Wholesale operations in both North and South America, which have benefited from the tight supply and demand fertilizer market fundamentals.

Cash Provided by Operating Activities

Operating activities provided cash of $191-million in the fourth quarter of 2004 compared $70-million for the same quarter of 2003. The increase of $121-million is due to improved earnings and the Kenai award and settlement.

Financial Position

Cash balances increased $225-million to end the year at $425-million, largely attributable to cash provided by operating activities.

Consolidated inventories have increased by $79-million compared to the prior year. The majority of this increase is comprised of an additional 175-thousand tonnes of ammonia inventory resulting from the late harvest and early winter in Western Canada and the northern plains. Lower application rates in the fall 2004 season should result in strong application demand in the 2005 spring season.

Other liabilities are up largely due to shutdown costs accrued for the intended closure of the Kenai, Alaska nitrogen facility in November 2005.

BUSINESS SEGMENT PERFORMANCE

Retail
•	In the fourth quarter of 2004, we integrated our North and South America Retail segments into one Retail segment. The change was a reflection of organizational and operational changes that aligned and integrated our South America Retail segment with North America Retail.
•	Fourth quarter 2004 Retail EBIT was up $11-million over the same period last year. The increase is attributable to both growth in fertilizer sales prices and volumes.
•	Lower expenses relative to liability claims and accounts receivable write-offs also contributed to the EBIT increase.

North America Wholesale
•	Wholesale EBIT for the fourth quarter of 2004 was $140-million, up $313-million from a negative EBIT of $173-million for the same period last year. Excluding Kenai related items from both years, Wholesale EBIT for the fourth quarter was $95-million in 2004 and $62-million in 2003.
•	Gross profit in the fourth quarter of 2004 was up by $41-million over the same quarter last year, with increased margin per tonne in every product category. In the quarter, Potash experienced the largest increase in gross profit of $17-million, primarily due to higher prices. The growth in Potash earnings is a reflection of continued tight supply/demand balance, both internationally and in North America. Phosphate gross margins were up $11-million due to higher prices for Monoammonium Phosphate (MAP) driven by higher ammonia prices. Total nitrogen increase in gross profit of $13-million was largely attributed to a $21-million growth in urea gross profit, a reflection of tight supply/demand fundamentals both internationally and in North America. This was partially offset by a $13-million decrease in ammonia gross profit comprised of lower demand due to poor weather conditions in North America and increased cost of product attributable to higher gas costs.
•	Expenses (income) in the fourth quarter of 2004 include $45-million of Kenai related income, comprised of liquidated damages from the Arbitration Panel award and a gain from the settlement of litigation. The prior year fourth quarter includes a Kenai asset impairment pre-tax expense of $235-million. Excluding all Kenai related items from both years, expenses (income) for Wholesale were up by $8-million in the fourth quarter of 2004 compared to the same period of 2003, largely relating to Kenai Earn-out accrued prior to our settlement with Unocal in December, 2004.

South America Wholesale
•	Wholesale EBIT was $23-million and gross profit was $28-million for the fourth quarter in 2004, up $7-million and $6-million respectively from the same period last year. The increase is primarily attributable to higher urea international prices which impacted both domestic and export selling prices, consistent with tightened supply/demand balance.

Other
•	EBIT for our Other non-operating business segment for the fourth quarter of 2004 was up $5-million over the same period last year. This increase is largely related to foreign exchange gains on the translation of U.S. dollar working capital in our Canadian parent company.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	720	672	1,011	435	637	561	929	372
Gross Profit	254	231	283	142	204	172	252	111
Net earnings (loss)	102	87	75	12	(109)	25	69	(6)
Earnings (loss) per share
-basic	0.76	0.65	0.56	0.07	(0.89)	0.18	0.53	(0.07)
-diluted	0.71	0.60	0.52	0.07	(0.89)	0.17	0.47	(0.07)

The fertilizer business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to the First Half of 2005

As Agrium looks forward to the First Half of 2005, there are a number of factors that may positively impact our future results:
•	In 2004, above average Canadian grain production and record U.S. corn and soybean production increased soil nutrient removal and boosted U.S. farm income to record high levels.
•	Western Canadian moisture conditions are significantly improved compared to this time last year. In addition, fall application in Western Canada and several regions of the U.S. was cut short in 2004 as a result of weather-related constraints. These factors should support strong nutrient demand during the upcoming spring season.
•	North American potash inventories are down as of December 2004 compared to December 2003. For urea, the pace of offshore imports has significantly lagged behind last year, while producer inventories remain similar on a year-over-year basis.
•	The Chinese government has announced the elimination of the 11 percent Value Added Tax rebate on Chinese urea exports and imposed the equivalent of a $31.50 per tonne tax on Chinese exports effective January 1, 2005. Both measures should limit Chinese urea exports.
•	The recent finding of Asian rust in the U.S. could support more corn and cotton acreage at the expense of soybeans. This would be positive for fertilizer use, especially nitrogen. Asian rust also has the potential to increase chemical application on soybeans, which would be positive for chemical revenues in our U.S. retail operations.

Offsetting these positive indicators are some negative factors that may adversely impact future results:

•	North American crop prices are lower than last year at this time due to the significant increase in global and U.S. grain and oilseed production during 2004. Despite this increased production, global grain stocks remain well below historical levels.
•	International ammonia prices declined in January 2005 in part due to a build up of supplies in key exporting regions.
•	North American producer inventories of phosphate and ammonia were higher as of December 2004 compared to December 2003.
•	High and volatile North American natural gas prices could negatively impact North America Wholesale’s margins.
•	The Canadian dollar remains strong relative to the U.S. dollar, which negatively impacts Agrium’s Canadian dollar-denominated costs.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2004 4th Quarter Conference Call will be available in a listen-only mode beginning Thursday, February 10th at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

Sales	$766	$677	$3,001	$2,630
Direct freight	46	40	163	131

Net sales	720	637	2,838	2,499
Cost of product	466	433	1,928	1,760

Gross profit	254	204	910	739

Expenses (income)
Selling, general and administrative	83	82	301	286
Depreciation and amortization	39	39	156	140
Kenai award and settlement (note 2)	(45)	—	(86)	—
Asset impairment	—	235	—	235
Royalties and other taxes	6	4	29	17
Other expenses	3	12	43	40

	86	372	443	718

Earnings (loss) before interest expense and income taxes	168	(168)	467	21
Interest on long-term debt	13	14	51	58
Other interest	3	1	4	5

Earnings (loss) before income taxes	152	(183)	412	(42)

Current income taxes (recovery)	24	(13)	99	22
Future income taxes (reduction)	26	(61)	37	(43)

Income taxes	50	(74)	136	(21)

Net earnings (loss)	102	(109)	276	(21)
Retained earnings — beginning of period	305	264	145	191
Common share dividends declared	(7)	(7)	(14)	(14)
Preferred securities charges	(2)	(3)	(9)	(11)

Retained earnings — end of period	$398	$145	$398	$145

Earnings (loss) per share (note 7)
Basic	$0.76	$(0.89)	$2.04	$(0.25)
Diluted	$0.71	$(0.89)	$1.91	$(0.25)

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

Operating
Net earnings (loss)	$102	$(109)	$276	$(21)
Items not affecting cash
Depreciation and amortization	39	39	156	140
Asset impairment	—	235	—	235
Kenai award and settlement (note 2)	(36)	—	(36)	—
Proceeds on settlement (note 2)	25	—	25	—
Gain on disposal of assets	(4)	—	(6)	(5)
Future income taxes (reduction)	26	(61)	37	(43)
Foreign exchange	(1)	(3)	(5)	(8)
Net change in non-cash working capital	39	(32)	(8)	(114)
Other operating	1	1	10	2

Cash provided by operating activities	191	70	449	186

Investing
Capital expenditures	(33)	(32)	(82)	(99)
Decrease (increase) in other assets	(7)	5	(14)	3
Proceeds from disposal of assets and investments	7	—	10	12
Net change in non-cash working capital	—	8	—	26
Other	3	—	7	10

Cash used in investing activities	(30)	(19)	(79)	(48)

Financing
Common shares	4	5	12	6
Bank indebtedness repayment	(1)	—	—	(1)
Long-term debt repayment	(36)	(24)	(134)	(27)
Common share dividends paid	—	—	(14)	(14)
Preferred securities charges paid	(2)	(3)	(9)	(11)

Cash used in financing activities	(35)	(22)	(145)	(47)

Increase in cash and cash equivalents	126	29	225	91
Cash and cash equivalents — beginning of period	299	171	200	109

Cash and cash equivalents — end of period	$425	$200	$425	$200

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at
	December 31,
	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$425	$200
Accounts receivable	388	314
Inventories	447	368
Prepaid expenses	56	60

	1,316	942
Capital assets	1,239	1,260
Other assets	77	71
Future income tax assets	24	—

	$2,656	$2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$472	$404
Current portion of long-term debt	60	121

	532	525
Long-term debt
Recourse debt	471	503
Non-recourse debt	69	111

	540	614
Other liabilities	257	181
Future income tax liabilities	201	132

	1,530	1,452

Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities
Issued:
Common shares: 2004 — 132-million (2003 — 127-million)	553	490
Preferred securities:
8% Redeemable: 2004 — seven million (2003 — seven million) (note 5)	172	172
6% Convertible, redeemable: 2004 — nil (2003 — two million) (note 5)	—	50
Contributed surplus	2	1
Retained earnings	398	145
Cumulative translation adjustment	1	(37)

	1,126	821

	$2,656	$2,273

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2003. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.	KENAI AWARD AND SETTLEMENT

The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

	2004
	Three months ended	Twelve months ended
	December 31	December 31

Arbitration award (a)	$9	$50
Settlement of legal claims (b)	36	36

	$45	$86

(a) Arbitration award
During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded for the year totaled $50-million.

(b) Settlement of legal claims
In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005.

The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

Three and twelve
months ended December 31
2004
Net cash received	$25
Earn-out adjustment (2001 - 2004)	81
Adjustments related to termination of gas supply	(70)

Net gain	$36

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	BANK INDEBTEDNESS

In May 2004, Agrium Inc. and its wholly owned subsidiary, Agrium U.S. Inc., entered into a $450-million three-year syndicated revolving unsecured credit facility. The new credit agreement replaced Agrium Inc.’s $225-million credit facility due in May 2004 and Agrium U.S. Inc.’s $56-million credit facility due in December 2004.

Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin, at the election of the borrower.

The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.

4.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

Defined benefit pension plans	$4	$1	$10	$7
Post-retirement benefit plans	3	2	7	5
Defined contribution pension plans	3	3	11	10

Total expense	$10	$6	$28	$22

This expense is reflected in our cost of product and general and administrative expenses.

5.	SHARE CAPITAL

In January 2005, the Corporation announced its intention to redeem the $175-million, eight percent redeemable preferred securities for cash on February 14, 2005. The redemption price will equal the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	December 31,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$102	$101	$(109)	$(109)
Earnings (loss) per share
Basic	$0.76	$0.75	$(0.89)	$(0.89)
Diluted	$0.71	$0.70	$(0.89)	$(0.89)

	Twelve months ended
	December 31,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma

Net earnings (loss)	$276	$272	$(21)	$(26)
Earnings (loss) per share
Basic	$2.04	$2.01	$(0.25)	$(0.29)
Diluted	$1.91	$1.89	$(0.25)	$(0.29)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

7.	EARNINGS (LOSS) PER SHARE

The following table summarizes the computation of net earnings (loss) per share:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

Numerator:
Net earnings (loss)	$102	$(109)	$276	$(21)
Preferred securities charges (net of tax)	(2)	(3)	(9)	(11)

Numerator for basic earnings (loss) per share	100	(112)	267	(32)

Preferred securities charges (net of tax) (a)	2	—	9	—

Numerator for diluted earnings (loss) per share	$102	$(112)	$276	$(32)

Denominator:
Weighted average denominator for basic earnings (loss) per share	132	126	131	126

Dilutive instruments:
Stock options (a)	2	—	1	—
Preferred securities converted to common shares
$175-million, eight percent (a)	10	—	12	—
$50-million, six percent (note 5)(a)	—	—	—	—

Denominator for diluted earnings per share	144	126	144	126

Basic earnings (loss) per share	$0.76	$(0.89)	$2.04	$(0.25)
Diluted earnings (loss) per share	$0.71	$(0.89)	$1.91	$(0.25)

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 132 million common shares outstanding at December 31, 2004 (2003 — 127 million). As at December 31, 2004, the Corporation has outstanding approximately eight million options to acquire common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the twelve months ended December 31, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

8.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

9.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

In the fourth quarter of 2004, we integrated our North and South America Retail segments into one Retail segment. Prior periods have been restated for comparative purposes.

Schedule 1

AGRIUM INC.
Segmentation
(unaudited — millions of U.S. dollars)

	Three Months Ended December 31
			Wholesale
	Retail		North America		South America		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Net sales – external	$219	$206	$464	$401	$37	$30	$—	$—	$720	$637
– inter-segment	—	—	36	29	2	1	(38)	(30)	—	—

Total net sales	219	206	500	430	39	31	(38)	(30)	720	637
Cost of product	146	135	349	320	11	9	(40)	(31)	466	433

Gross profit	73	71	151	110	28	22	2	1	254	204
Gross profit %	33%	34%	30%	26%	72%	71%	5%	3%	35%	32%

Selling Expenses	$58	$61	$5	$4	$—	$—	$(1)	$(2)	$62	$63
EBITDA (1)	$21	$11	$169	$91	$27	$20	$(10)	$(16)	$207	$106
EBIT (2)	$17	$6	$140	$(173)	$23	$16	$(12)	$(17)	$168	$(168)

	Twelve Months Ended December 31
			Wholesale
	Retail		North America		South America		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Net sales – external	$1,114	$1,015	$1,594	$1,377	$130	$107	$—	$—	$2,838	$2,499
– inter-segment	—	—	109	88	13	9	(122)	(97)	—	—

Total net sales	1,114	1,015	1,703	1,465	143	116	(122)	(97)	2,838	2,499
Cost of product	798	717	1,211	1,106	41	34	(122)	(97)	1,928	1,760

Gross profit	316	298	492	359	102	82	—	—	910	739
Gross profit %	28%	29%	29%	25%	71%	71%	0%	0%	32%	30%

Selling Expenses	$222	$214	$17	$15	$1	$1	$(3)	$(3)	$237	$227
EBITDA (2)	$99	$85	$465	$285	$98	$78	$(39)	$(52)	$623	$396
EBIT (1)	$81	$66	$349	$(49)	$83	$63	$(46)	$(59)	$467	$21

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.
(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2 (a)

AGRIUM INC.
Product Lines
Three Months Ended December 31
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$100	$24	325	$308	$74	$130	$37	485	$268	$76
Urea	166	53	649	256	82	123	32	623	197	51
Nitrate, Sulphate and Other	71	17	352	202	48	59	12	358	165	34

Total Nitrogen	337	94	1,326	254	71	312	81	1,466	213	55
Phosphate	101	23	370	273	62	74	12	313	236	38
Potash (2)	62	34	464	134	73	44	17	436	101	39

	500	151	2,160	231	70	430	110	2,215	194	50

South America Wholesale (1)	39	28	149	262	188	31	22	160	194	138

Retail (3)
Fertilizers	131	28				120	26
Chemicals	62	32				61	32
Other	26	13				25	13

	219	73				206	71

Inter-segment	(38)	2				(30)	1

Total	$720	$254				$637	$204

(1)	International nitrogen sales were 437,000 tonnes (2003 — 500,000) net sales were $110-million (2003 — $90-million) and gross profit was $62-million (2003 — $47‑million) for the three months ended December 31.
(2)	International potash sales were 200,000 tonnes (2003 — 138,000) net sales were $22-million (2003 — $10-million) and gross profit was $14-million (2003 — $5‑million) for the three months ended December 31.
(3)	International Retail net sales were $37-million (2003 — $30-million) and gross profit was $5-million (2003 — $7-million) for the three months ended December 31.

Schedule 2 (b)

AGRIUM INC.
Product Lines
Twelve Months Ended December 31
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$397	$113	1,438	$276	$79	$382	$96	1,555	$246	$62
Urea	499	134	2,211	226	61	423	100	2,220	191	45
Nitrate, Sulphate and Other	284	68	1,510	189	45	239	58	1,381	173	42

Total Nitrogen	1,180	315	5,159	229	61	1,044	254	5,156	202	49
Phosphate	309	71	1,181	262	60	261	44	1,090	239	40
Potash (2)	214	106	1,796	119	59	160	61	1,662	96	37

	1,703	492	8,136	209	60	1,465	359	7,908	185	45

South America Wholesale (1)	143	102	634	226	161	116	82	653	178	126

Retail (3)
Fertilizers	556	131				468	117
Chemicals	416	118				416	119
Other	142	67				131	62

	1,114	316				1,015	298

Inter-segment	(122)	—				(97)	—

Total	$2,838	$910				$2,499	$739

(1)	International nitrogen sales were 1,881,000 tonnes (2003 — 1,991,000) net sales were $393-million (2003 — $319-million) and gross profit was $206-million (2003 — $155- million) for twelve months ended December 31.
(2)	International potash sales were 730,000 tonnes (2003 — 570,000) net sales were $71-million (2003 — $43-million) and gross profit was $42-million (2003 — $22‑million) for twelve months ended December 31.
(3)	International Retail net sales were $118-million (2003 — $92-million) and gross profit was $22-million (2003 — $17-million) for twelve months ended December 31.